SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                              Badger Paper Mills Inc.
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                                (Name of Issuer)

                                 Common Stock
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                         (Title of Class of Securities)

                                   056543101
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                                 (CUSIP Number)

       Robert C. Shaver, 161 Ottawa Avenue NW, Suite 600 Waters Bldg.,
                 Grand Rapids, Michigan 49503  616-233-5143
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 13, 2005
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            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                  SCHEDULE 13D

CUSIP No. 056543101
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      (1)   Names of Reporting Persons.
            I.R.S. Identification Nos. of Above Persons (entities only).

            Bomarko, Inc. (36-2662378)
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      (2)   Check the Appropriate Box if a Member of a Group
                                                                  (a) |X|
                                                                  (b) |_|
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      (3)   SEC Use Only

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      (4)   Source of Funds (See instructions)                            PF
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      (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)
                                                                  |_|
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      (6)   Citizenship or Place of Organization                    Delaware
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Number of      (7)   Sole Voting Power                               282,664
Shares Bene-            -----------------------------------------------------
ficially        (8)   Shared Voting Power
Owned by               -----------------------------------------------------
Each Report-    (9)   Sole Dispositive Power                         282,664
ing Person             ------------------------------------------------------
With           (10)  Shared Dispositive Power
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      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

              282,664
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      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
                                                                  |_|
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      (13)  Percent of Class Represented by Amount in Row (11)

            13.7%
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      (14)  Type of Reporting Person (See Instructions)                   CO











CUSIP No. 056543101
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      (1)   Names of Reporting Persons.
            I.R.S. Identification Nos. of Above Persons (entities only).

            Extrusions Division, Inc. (38-2108063)
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      (2)   Check the Appropriate Box if a Member of a Group
                                                                  (a) |X|
                                                                  (b) |_|
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      (3)   SEC Use Only

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      (4)   Source of Funds (See instructions)                            PF
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      (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)
                                                                  |_|
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      (6)   Citizenship or Place of Organization                    Michigan
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Number of      (7)   Sole Voting Power                                   200
Shares Bene-            -----------------------------------------------------
ficially        (8)   Shared Voting Power
Owned by               -----------------------------------------------------
Each Report-    (9)   Sole Dispositive Power                             200
ing Person             ------------------------------------------------------
With           (10)  Shared Dispositive Power
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      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                  200
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      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
                                                                  |_|
-----------------------------------------------------------------------------
      (13)  Percent of Class Represented by Amount in Row (11)

            0.0%
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      (14)  Type of Reporting Person (See Instructions)                   CO



CUSIP No. 056543101
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      (1)   Names of Reporting Persons.
            I.R.S. Identification Nos. of Above Persons (entities only).

           James D. Azzar
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      (2)   Check the Appropriate Box if a Member of a Group
                                                                  (a) |X|
                                                                  (b) |_|
-----------------------------------------------------------------------------
      (3)   SEC Use Only

-----------------------------------------------------------------------------
      (4)   Source of Funds (See instructions)                            PF
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      (5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e)
                                                                  |_|
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      (6)   Citizenship or Place of Organization              United States
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Number of      (7)   Sole Voting Power                               515,087*
Shares Bene-            -----------------------------------------------------
ficially        (8)   Shared Voting Power
Owned by               -----------------------------------------------------
Each Report-    (9)   Sole Dispositive Power                         515,087*
ing Person             ------------------------------------------------------
With           (10)  Shared Dispositive Power
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      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

              515,087*
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      (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)
                                                                  |_|
-----------------------------------------------------------------------------
      (13)  Percent of Class Represented by Amount in Row (11)

            25.04%
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      (14)  Type of Reporting Person (See Instructions)                   IN

*Includes shares beneficially owned by Bomarko Inc. and Extrusions Division, Inc.

This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed on September 29, 2005 by (i) Bomarko, Inc., a Delaware corporation;
(ii) Extrusions Division, Inc., a Michigan corporation; and (iii) James D. Azzar, an individual (collectively the "Reporting Persons") relating the common stock, no par value, of Badger Paper Mills, Inc., a Wisconsin corporation.


Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D filed on September 29, 2005 is hereby restated and supplemented as follows:

The common stock owned by the Reporting Persons has been acquired by the Reporting Persons for investment purposes. In this regard, on or about July 1, 2005, the Reporting Persons learned that the Issuer had taken measures to market itself for sale, at which time, the Reporting Persons owned 418,836 shares of common stock of Issuer, representing approximately 20% of Issuer's total outstanding common stock. Thereafter, acquisition of additional shares of Issuer was for investment purposes and with the intent to increase the Filing Person's impact on matters submitted to shareholders for approval.
The Filing Persons did not acquire the shares of Issuer for the purpose of influencing control over the day to day operations of Issuer.

On September 20, 2005, the Issuer entered into a Letter of Intent (the LOI) with James D. Azzar (Mr. Azzar) providing for the acquisition of the Issuer by Mr. Azzar through a merger transaction with an entity to be formed by Mr. Azzar (Newco). The LOI provided that shareholders would receive cash consideration of $1.25 per share of the Company's common stock, no par value.

The LOI was subject to the negotiation and execution of a definitive plan of merger and merger agreement. The LOI provided that there was no financing contingency to Mr. Azzar's obligations and that Mr. Azzar would personally guaranty the obligations of Newco under the merger agreement.

The LOI granted Mr. Azzar the right to participate in and consent to the day-to-day operations of the Issuer during the period following the execution of the merger agreement and required that management continue to operate the Issuer in its ordinary course consistent with past practice prior to consummation of the merger. The Issuer agreed to terminate all negotiations with other parties regarding a change in control of the Issuer, or the transfer or disposition of its assets.

By October 11, 2005, Mr. Azzar and the Issuer had been unable to successfully negotiate a mutually acceptable merger agreement and, accordingly, on October 11, 2005, Mr. Azzar notified Issuer that he considered the LOI terminated.

The Filing Persons remain interested in acquiring Issuer or Issuer's business and assets.

                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 13, 2005             Bomarko, Inc.
                                    By: /s/ James D. Azzar
                                        James D. Azzar
                                        President

                                    Extrusions Division, Inc.
                                    By: /s/ James D. Azzar
                                        James D. Azzar
                                        President

                                   /s/ James D. Azzar






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